UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2010

Commission File Number:  001-33869

STAR BULK CARRIERS CORP.
(Translation of registrant’s name into English)

Star Bulk Carriers Corp. c/o Star Bulk Management Inc. 7, Fragoklisias Street, 2nd Floor Maroussi 151 25 Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Star Bulk Carriers Corp. (the “Company”) dated February 23, 2010: Star Bulk Carriers Corp. Reports Financial Results for The Fourth Quarter and The Year Ended December 31, 2009.

Exhibit 1

STAR BULK CARRIERS CORP. REPORTS FINANCIAL RESULTS
FOR THE FOURTH QUARTER AND THE YEAR ENDED DECEMBER 31, 2009

ATHENS, GREECE,  February 23, 2010 – Star Bulk Carriers Corp. (the “Company” or “Star Bulk”) (Nasdaq: SBLK), a global shipping company focusing on the transportation of dry bulk cargoes,  announced today its unaudited financial and operating results for the fourth quarter and the year ended December 31, 2009.

Akis Tsirigakis, President and CEO of Star Bulk commented: “We are pleased to report that the Company completed its 2009 financial year, a challenging year, in a strong financial condition. As we look forward into 2010, our approach will be one of conservative growth by seeking value-enhancing assets, while maintaining the strength of our balance sheet. In this context, we believe that the recently announced acquisition of the capesize vessel, the Star Aurora, is in line with our aim to renew and grow our fleet pursuing increased earnings capacity for the company.

We are pleased to continue rewarding our shareholders through quarterly dividends. Taking into account our current stock price and dividend level the implied annual dividend yield is about 7%.

We continue to believe that we are one of the better positioned dry bulk companies with a strong balance sheet and ample liquidity. As of the day of this release 91% and 53% of our fleet operating days for 2010 and 2011 respectively are contracted and we expect to secure period time-charter employment for our recent acquisition, the Star Aurora, as well.

George Syllantavos, Chief Financial Officer of Star Bulk commented:  “As of today, our senior debt was $231 million while our cash position stood at $65 million, translating into a net debt of approximately 22% of our total assets. Our hefty liquidity enables us to optimize our interest expenditure by prepaying our scheduled for March 2010 installment.  Our remaining principal repayment for 2010 is $43 million, for 2011 it is $32 million and roughly $25 million annually thereafter, while we have no other capital expenditure commitments such as newbuildings. The cost reduction effort which was undertaken in 2009 continues to produce tangible results for us. In the fourth quarter 2009, our general and administrative expenses were lower by 44% compared to the same period in 2008.  We are confident that our in-house technical management will be instrumental in implementing our quality objectives while further optimizing our vessel operating costs.”

Fleet Profile (As of February 23, 2010)

Vessel Name	Type	DWT	Year Built

Star Beta (1)	Capesize	174,691	1993
Star Sigma	Capesize	184,403	1991
Star Ypsilon	Capesize	150,940	1991
Star Gamma	Supramax	53,098	2002
Star Delta	Supramax	52,434	2000
Star Epsilon	Supramax	52,402	2001
Star Zeta	Supramax	52,994	2003
Star Theta	Supramax	52,425	2003
Star Kappa	Supramax	52,055	2001
Star Omicron	Supramax	53,489	2005
Star Cosmo	Supramax	52,247	2005
Grand Total	11	931,178

(1)

On January 18, 2010 the Company has entered into an agreement to sell the vessel Star Beta to a third party for a contracted sale price of $22 million and expects to deliver the vessel to the buyers in the second quarter of 2010 upon its redelivery from the current time charter.

(2)

On February 18, 2010 the Company has entered into a definitive agreement to purchase a Capesize vessel of approximately 171,000 dwt, built in 2000 in Japan, for approximately $42.5 million from a third party with expected delivery in the fourth quarter 2010.

Fourth Quarter 2009 and 2008 Results

For the quarter ended December 31, 2009, total revenues amounted to $31.2 million compared to $72.8 million for the quarter ended December 31, 2008. This was mainly due to lower charter rates imposed by the market for most of our vessels and the decreased amortization of fair value of below/above market acquired time charters amounting $0.3 million for the three-month period ended December 31, 2009 compared to $28.7 million for the three-month period ended December 31, 2008.Operating loss amounted to $2.8 million for the quarter ended December 31, 2009 compared to operating income of $54.3 million for the quarter ended December 31, 2008.  Net loss for the fourth quarter of 2009 amounted to $4.6 million or $0.07 loss per share calculated on 61,049,760 weighted average number of shares, basic and diluted. Net income for the fourth quarter of 2008 amounting to $50.2 million or $0.89 per basic and diluted shares calculated on 56,278,511 weighted average numbers of shares.

The fourth quarter of 2009 net loss figure includes the following non-cash items:

•

Net revenue of $0.3 million or $0.01 per basic and diluted share, representing amortization of fair value of below/above market acquired time charters, attached to vessels acquired, over the remaining period of the time charter into revenue.

•

A loss of $0.9 million or $0.02 per basic and diluted share associated with a loss on the time charter agreement termination which relates to the write-off of unamortized fair value of an above-market acquired time charter on a vessel due to an early redelivery date.

Fourth quarter of 2008 net income figure includes the following non-cash items:

•

Net revenue of $28.7 million or $0.51 per basic and diluted share, representing amortization of fair value of below/above market acquired time charters, attached to vessels acquired, over the remaining period of the time charter into revenue.

•

Expenses of $1.3 million, or $0.02 per basic and diluted share relating to stock-based compensation recognized in connection with the vesting of a portion of 1,255,000 unvested restricted common shares issued to directors and employees.

Adjusted EBITDA for the fourth quarter of 2009 and 2008 excluding the above items was $11.0 million and $42.9 million, respectively. A reconciliation of EBITDA and adjusted EBITDA to net cash provided by cash flows from operating activities is set forth below.

An average of 11.89 and 12.10 vessels were owned and operated during the fourth quarter of 2009 and 2008, respectively, earning an average Time Charter Equivalent, (‘TCE”) rate per day of $23,012 and per day $41,521, respectively.  We refer you to the information under the heading “Summary of Selected Data” later in this release for further information regarding our calculation of TCE rates.

Total expenses, excluding the impairment loss from the sale of vessel Star Alpha and the loss on time charter agreement termination, increased approximately 17% to $33.0 million for the three-month period ended December 31, 2009 compared to $28.2 million for the three-month period ended December 31, 2008. Although depreciation and general and administrative expenses decreased by 18% and 44%, respectively, the 17% increase in expenses was mainly due to increased vessel voyage expenses and a loss of $1.4 million related to derivative instruments.

Voyage expenses consist of hire paid for chartered-in vessels, port, canal and fuel costs. There was a $7.1 million increase in voyage expenses in the fourth quarter of 2009 as compared to the same period of 2008. The increase is mainly due to the fact that on September 13, 2009 we chartered-in the vessel Star Beta from its charterer to serve the third shipment under the Vale’s contract of affreightment (COA) and on November 6, 2009 we also chartered-in a third party vessel to serve the fourth shipment under the same COA.

Vessel operating expenses were $6.8 million for the fourth quarter of 2009 compared to $6.4 million for the same period last year.

Depreciation expenses decreased to $13.1 million for the fourth quarter of 2009 from $16.0 million for the fourth quarter of 2008. This decrease is mainly due to the fact that there was no depreciation expense related to Star Alpha during the quarter ended December 31, 2009 as this vessel was reclassified as asset held for sale on July 20, 2009 and delivered to her new owners on December 21, 2009.

General and administrative expenses decreased to $2.4 million for the quarter ended December 31, 2009 from $4.3 million for the quarter ended December 31, 2008, respectively.  This decrease is mainly due to lower stock-based compensation expense.

Years ended December 31, 2009 and 2008 Results

For the year ended December 31, 2009, total revenues amounted to $142.4 million compared to $238.8 million for the year ended December 31, 2008. This decrease is mainly due to lower charter rates earned for most of our vessels during 2009 and the decreased amortization of fair value of below/above market acquired time charters to $5.7 million for the year ended December 31, 2009 compared to $80.5 million for the year ended December 31, 2008.  Operating loss amounted to $49.3 million for the year ended December 31, 2009 compared to operating income of $142.8 million for the year ended December 31, 2008.  Net loss for the year ended December 31, 2009 amounted to $58.4 million representing $0.96 loss per basic and diluted share calculated on 60,873,421 weighted average number of basic and diluted shares. Net income for the year ended December 31, 2008 amounted to $133.7 million or $2.55 per basic share calculated on 52,477,947 weighted average number of shares, and $2.46 per diluted share calculated on 54,280,472 weighted average number of shares.

Year ended December 31, 2009 net income figure includes the following non-cash items:

•

Impairment loss of $75.2 million or $1.23 per basic and diluted share, in connection with the sale of the vessel Star Alpha.

•

Net revenue of $5.7 million or $0.09 per basic and diluted share, representing amortization of fair value of below/above market acquired time charters, attached to vessels acquired, over the remaining period of the time charter into revenue.

•

Expenses of $1.8 million, or $0.03 per basic and diluted share relating to the stock-based compensation recognized in connection with the vesting of a portion of 1,385,000 restricted shares (vested and unvested) issued to directors and employees.

Year ended December 31, 2008 net income figure includes the following non-cash items:

•

Vessel impairment loss of $3.6 million, or $0.07 per basic and diluted share, in connection with the sale of the vessel Star Iota.

•

Net revenue of $80.5 million, or $1.53 and $01.48 per basic and diluted share, respectively, attributable to the amortization of the fair value of time charters attached to vessels acquired, over the remaining period of the time charter.

•

Expenses of $4.0 million, or $0.08 and $0.07 per basic and diluted share, respectively, relating to the stock-based compensation recognized in connection with the vesting of a portion of 1,385,000 (vested and unvested) restricted common shares issued to directors and employees.

Adjusted EBITDA for years ended December 31, 2009 and 2008 excluding all the above items was $80.4 million and $120.9 million respectively. A reconciliation of EBITDA and adjusted EBITDA to net cash provided by cash flows from operating activities is set forth below.

An average of 11.97 and 10.76 vessels were owned and operated during the years ended December 31, 2009 and 2008, respectively, earning an average TCE rate per day of $29,450 and $42,824, respectively.  We refer you to the information under the heading “Summary of Selected Data” later in this release for further information regarding our calculation of TCE rates.

Total expenses increased to $121.6 million for the year ended December 31, 2009 compared to $102.2 million for the year ended December 31, 2008 due to higher vessel operating and voyage expenses and depreciation as a result of a longer period of operations arising from higher ownerships days. Vessel operating expenses were $30.2 million for the year ended December 31 2009 compared to $26.2 million for the same period last year.  The increase in vessel operating expenses was due to the operation of a larger fleet, higher crewing and insurance expenses.

Depreciation expenses increased approximately 14% to $58.3 million for the year ended December 31, 2009 from $51.1 million for the year ended December 31, 2008 arising from higher ownerships days. General and administrative expenses decreased approximately 30% to $8.7 million for the year ended December 31, 2009 from $12.4 million the year ended December 31, 2008, respectively.  This decrease was mainly due to lower stock based compensation expense.

Liquidity and Capital Resources

Cash Flows

Net cash provided by operating activities for the year ended December 31, 2009 and 2008, was $65.8 million and $110.7 million, respectively.  Net cash provided by operating activities for the year ended December 31, 2009 was primarily a result of recorded net loss of $58.4 million, adjusted for depreciation of $58.3 million, and an impairment loss from sale of vessel Star Alpha of $75.2 million, and offset by amortization of fair value of below/above market acquired time charter agreements of $5.7 million. Net cash provided by operating activities for the year ended December 31, 2008 was primarily a result of recorded net income of $133.7 million, adjusted for depreciation, stock based compensation and the vessel impairment loss related to the sale of the vessel Star Iota of $58.7 million offset by the amortization of the fair value of below/above market acquired time charter agreements of $80.5 million.

Net cash used in investing activities for the years ended December 31, 2009 and 2008 was $1.4 million as compared to $423.3 million used in investing activities, respectively.  Net cash provided by investing activities for the year ended December 31, 2009, was primarily a result of the proceeds from sale of vessel Star Alpha amounting to $19.1 million offset by an increase in restricted cash of $20.5 million relating to the waivers obtained for existing loan agreements.  For the year ended December 31, 2008 the cash used in investing activities related mainly to the payment of the cash consideration of $413.5 million for our initial fleet and additional vessels, $14.4 million related to the purchase price allocated to the above-market time charters and 12.0 million related to an increase in restricted cash, which was offset by $16.6 million which represented proceeds from the sale of the Star Iota.

Net cash used in financing activities for the year ended December 31, 2009 was $53.8 million as compared to $323.0 million of net cash provided by financing activities for the year ended December 31, 2008. For the year ended December 31, 2009, net cash used in financing activities consisted of loan installment payments amounting to $49.3 million and cash dividend payments of $6.2 million, offset by cash provided from our directors’ dividend reinvestment of $1.9 million. For the year ended December 31, 2008 net cash provided by financing activities consisted of the drawdown of $317.5 million related to our loan facilities and the proceeds from exercise of warrants of $94.2 million mainly offset by $52.6 million of cash dividends paid, $21.0 million of repayments under our loan agreements and payments of $13.4 million in connection with our repurchase of common stock and warrants.

Summary of Selected Data

(TCE rates expressed in U.S. dollars)
	3 months ended	3 months ended
	December 31, 2008	December 31, 2009
Average number of vessels(1)	12.10	11.82
Number of vessels (as of the last day of the periods reported)	12	11
Average age of operational fleet (in years) (2)	9.7	10.0
Ownership days (3)	1,109	1,094
Available days (4)	1,087	1,048
Voyage days for fleet (5)	1,043	1,000
Fleet utilization (6)	96.0%	95.4%
Average per-day TCE rate (7)	$41,521	$23,012

	12months ended	12 months ended
	December 31, 2008	December 31, 2009
Average number of vessels(1)	10.76	11.97
Number of vessels (as of the last day of the periods reported)	12	11
Average age of operational fleet (in years) (2)	9.7	10.0
Ownership days (3)	3,927	4,370
Available days (4)	3,716	4,240
Voyage days for fleet (5)	3,616	4,117
Fleet Utilization (6)	97.3%	97.1%
Average per-day TCE rate (7)	$42,824	$29,450

(1) Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(2) Average age of operational fleet is calculated as at December 31, 2008 and 2009, respectively.

(3) Ownership days are the total calendar days each vessel in the fleet was owned by Star Bulk for the relevant period.

(4) Available days for the fleet are the ownership days after subtracting for off-hire days with major repairs, dry-docking or special or intermediate surveys or transfer of ownership.

(5) Voyage days are the total days the vessels were in our possession for the relevant period after subtracting all off-hire days incurred for any reason (including off-hire for dry-docking, major repairs, special or intermediate surveys).

(6) Fleet utilization is calculated by dividing voyage days by available days for the relevant period and takes into account the dry-docking periods.

(7) Represents the weighted average per-day TCE rates, of our entire fleet. TCE rate is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE rate is determined by dividing voyage revenues (net of voyage expenses and amortization of fair value of above/below market acquired time charter agreements) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods. We included TCE revenues, a non- GAAP measure, as it provides additional meaningful information in conjunction with voyage revenues, the most directly comparable GAAP measure, because it assists our management in making decisions regarding the deployment and use of its vessels and in evaluating their financial performance. TCE rate is also included herein because it is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods and because we believe that it presents useful information to investors.

Unaudited Consolidated Condensed Statement of Operations

(Expressed in thousands of U.S. dollars except for share and per share data)	3 months ended December 31, 2008	3 months ended December 31, 2009	12 months ended December 31, 2008	12 months ended December 31, 2009

Revenues:	72,783	31,228	238,883	142,351
Expenses:
Voyage expenses	(761)	(7,895)	(3,504)	(15,374)
Vessel operating expenses	(6,452)	(6,843)	(26,198)	(30,168)
Drydocking expenses	(652)	(1,368)	(7,881)	(6,122)
Depreciation	(16,011)	(13,082)	(51,050)	(58,298)
Management fees	(300)	(69)	(1,367)	(771)
Gain/(loss) on derivative instruments	251	(1,352)	251	(2,154)
General and administrative expenses	(4,298)	(2,424)	(12,424)	(8,742)
Total expenses	(28,223)	(33,033)	(102,173)	(121,629)

Vessel impairment loss	(21)	(116)	(3,646)	(75,208)
(Loss)/gain on time charter agreement termination	9,711	(903)	9,711	5,179

Operating income /(loss)	54,250	(2,824)	142,775	(49,307)

Interest and finance costs	(4,379)	(2,056)	(10,238)	(9,914)
Interest income	330	320	1,201	806
Total other expenses, net	(4,049)	(1,736)	(9,037)	(9,108)

Net income / (loss)	50,201	(4,560)	133,738	(58,415)

Earnings/ (loss) per share, basic	0.89	(0.07)	2.55	(0.96)
Earnings /(loss) per share, diluted	0.89	(0.07)	2.46	(0.96)
Weighted average number of shares outstanding, basic	56,278,511	61,049,760	52,477,947	60,873,421
Weighted average number of shares outstanding, diluted	56,278,511	61,049,760	54,280,472	60,873,421
Unaudited Consolidated Condensed Balance Sheets (Expressed in thousands of U.S. dollars)
ASSETS		December 31, 2008	December 31, 2009
Cash and restricted cash		31,961	48,495
Other current assets		10,312	12,333
TOTAL CURRENT ASSETS		42,273	60,828

Fixed assets, net		821,284	668,698

Restricted cash		12,010	29,920
Other non-current assets		15,809	1,195
TOTAL ASSETS		891,376	760,641

Current portion of long-term debt		49,250	59,675
Other current liabilities		8,037	11,417
TOTAL CURRENT LIABILITIES		57,287	71,092

Long-term debt		247,250	187,575
Other non-current liabilities		26,699	2,717
TOTAL LIABILITIES		331,236	261,384

STOCKHOLDERS' EQUITY		560,140	499,257

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		891,376	760,641

Unaudited Cash Flow Data

(Expressed in thousands of U.S. dollars)	12 months ended December 31, 2008	12 months ended December 31, 2009

Net cash provided by operating activities	110,747	65,877

Net cash (used in)/provided by investing activities	(423,305)	(1,431)

Net cash provided by/(used in) financing activities	323,048	(53,779)

EBITDA and adjusted EBITDA Reconciliation

Star Bulk considers EBITDA to represent net income before interest, income taxes, depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, (“U.S. GAAP”), and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included herein because it is a basis upon which the Company assesses its liquidity position it is used by our lenders as a measure of our compliance with certain loan covenants and because the Company believes that it presents useful information to investors regarding the Company’s ability to service and/or incur indebtedness.

The Company excluded amortization of the fair value of above/below market acquired time charters associated with time charters attached to vessels acquired, vessel impairment loss, non-cash gain or loss related to early time charter termination and stock -based compensation expense recognized during the period, to derive adjusted EBITDA. The Company excluded the above non-cash items to derive adjusted EBITDA because the Company believes that these non-cash items do not reflect the operational cash inflows and outflows of the Company’s fleet.

The following table reconciles net cash provided by operating activities to EBITDA and adjusted EBITDA:

(Expressed in thousands of U.S. dollars)	3 months period ended December 31, 2008	3 months period ended December 31, 2009	12 months period ended December 31, 2008	12 months period ended December 31, 2009

Net cash provided by operating activities	27,055	6,900	110,747	65,877
Net increase in current assets	9,381	2,013	11,881	5,140
Net decrease/(increase) in operating liabilities, excluding current portion of long term debt	2,249	179	(10,705)	846
Amortization of fair value of above/below market acquired time charter agreements	28,722	330	80,533	5,735
Vessel impairment loss	(21)	(116)	(3,646)	(75,208)
Other non cash charges	(10)	1	(53)	(5)
Amortization of deferred finance charges	(87)	(82)	(234)	(580)
Stock – based compensation	(1,328)	(82)	(3,986)	(1,832)
Change in fair value of derivatives	251	282	251	31
Non-cash (loss)/gain on time charter agreement termination	-	(903)	-	(121)
Net Interest expense	4,086	1,736	9,052	9,108
EBITDA	70,298	10,258	193,840	8,991
Less:
Amortization of fair value of above/below market acquired time charter agreements	(28,722)	(330)	(80,533)	(5,735)
Plus:
Stock – based compensation	1,328	82	3,986	1,832
Non-cash loss on time charter agreement termination		903		121
Vessel impairment loss	21	116	3,646	75,208
Adjusted EBITDA	42,925	11,029	120,939	80,417

Conference Call details:

Star Bulk's management team will host a conference call to discuss the Company's financial results tomorrow, Wednesday, February 24, 2010, at 9:30 a.m., Eastern Standard Time (EST).

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(866) 819-7111 (from the US), 0(800) 953-0329 (from the UK) or +(44) (0) 1452 542 301 (from outside the US). Please quote "Star Bulk."

A replay of the conference call will be available until March 3, 2010. The United States replay number is 1(866) 247-4222; from the UK 0(800) 953-1533; the standard international replay number is (+44) (0) 1452 550 000 and the access code required for the replay is: 3128607#.

Slides and audio webcast:

There will also be a simultaneous live webcast over the Internet, through the Star Bulk website (www.starbulk.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Star Bulk

Star Bulk is a global shipping company providing worldwide seaborne transportation solutions in the dry bulk sector. Star Bulk’s vessels transport major bulks, which include iron ore, coal and grain and minor bulks such as bauxite, fertilizers and steel products. Star Bulk was incorporated in the Marshall Islands on December 13, 2006 and is headquartered in Athens, Greece. Its common stock and warrants trade on the Nasdaq Global Market under the symbols “SBLK” and “SBLKW” respectively. Currently, Star Bulk has an operating fleet of eleven dry bulk carriers.  The total fleet consists of three Capesize, and eight Supramax dry bulk vessels with an average age of approximately 10.2 years and a combined cargo carrying capacity of 931,178 deadweight tons.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, examination by the Company’s management of historical operating trends, data contained in its records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

Contacts :

Company:

George Syllantavos

CFO

Star Bulk Carriers Corp.

c/o Star Bulk Management Inc.
7 Fragoklisias Str.
Maroussi 15125
Athens, Greece
www.starbulk.com

Investor Relations / Financial Media:
Nicolas Bornozis
President
Capital Link, Inc.
230 Park Avenue, Suite 1536
New York, NY 10169
Tel. (212) 661-7566
E-mail: starbulk@capitallink.com

www.capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STAR BULK CARRIERS CORP.
(Registrant)

Date: February 23, 2010	By:	/s/ PROKOPIOS TSIRIGAKIS
	Name:	Prokopios Tsirigakis
	Title:	Chief Executive Officer and President